Exhibit 99.1

Concord Medical Announces Changes in Management

BEIJING, April 11, 2025 -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced changes in its management.

Changes in Management

Appointment of New Chief Financial Officer and New Chief Strategy Officer

Mr. Wei Jiang (“Mr. Jiang”) has been appointed as the Company's chief financial officer to replace Mr. Boxun Zhang (“Mr. Zhang”), effective from April 11, 2025. Mr. Zhang has been appointed as the Company's chief strategy officer, effective from April 11, 2025.

Mr. Wei Jiang has served concurrently as Assistant to the Chairman, Acting Chair of the New Business Committee, and CEO of Beijing Healthingkon Technology Co., Ltd., a subsidiary of the Company, since June 2020. Mr. Jiang served as Executive Director at CICC Capital from April 2016 to May 2020, and Vice President at Investment Banking Department of China International Capital Corporation (CICC) from July 2007 to March 2016. He served as Senior Auditor at Ernst & Young from July 2003 to June 2007. Mr. Jiang successively studied at School of Economics and Guanghua School of Management, Peking University, and obtained a Bachelor's degree in Economics and a Master's degree in Business Administration.

Mr. Zhang has served as the chief financial officer of the Company since September 2022, and had previously served as an independent director of the Company since May 2021. Mr. Zhang currently serves as the chief investment officer of Jiaxin Jinhe Investment Management Co., Ltd. from 2014 to 2018. Mr. Zhang served as the chief financial officer and a director of Coinage International Co., Limited. Mr. Zhang received his bachelor's degree in auditing and accounting from Wuhan University in 1998 and a master of business administration from Cass Business School-City University of London in 2004. Mr. Zhang is an associated member of the Association of International Accountants.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn